Exhibit 99.1

Contact:	Bohn H. Crain
Chief Executive Officer
Radiant Logistics, Inc.
(425) 943-4599

RADIANT POSTS 136.7% EARNINGS GROWTH WITH ADJUSTED EBITDA OF
$1,709,000 FOR THE FISCAL FIRST QUARTER ENDED SEPTEMBER 30, 2010

Provides Upward Guidance from $4,500,000 to $5,000,000
 in Adjusted EBITDA for FYE June 30, 2011

BELLEVUE, WA, November 11, 2010 – Radiant Logistics, Inc. (OTC BB: RLGT), a domestic and international freight forwarding and logistics services company, today reported financial results for the three months ended September 30, 2010.

For the three months ended September 30, 2010, Radiant reported net income of $783,000 on $46.4 million of revenues, or $0.03 per basic and fully diluted share. For the three months ended September 30, 2009, Radiant reported net income of $116,000 on $34.0 million of revenues, or $0.00 per basic and fully diluted share.

The Company also reported adjusted EBITDA (earnings before interest, taxes, depreciation amortization), of $1,709,000 for the three months ended September 30, 2010, compared to adjusted EBITDA of $722,000 for the comparable prior year period.

“We are seeing encouraging trends with the improving economy and glad to see the benefits of our scalable non-asset based business model beginning to show themselves,” said Bohn Crain, Chairman and CEO. “For the quarter ended September 30, 2010, our revenues increased 36.2% to $46.4 million as compared to $34.0 million for the comparable prior year period.  Net transportation revenues also increased 33.8% to $14.1 million as compared to $10.5 million for the comparable prior year period.  We often talk about our business in terms of people, process and technology.  Our ability to leverage our personnel and general administrative costs as a function of our net revenues is what will really allow us to drive profitable growth. We continue to make gains in this area through technology and business process improvements that are creating operating efficiencies across the network.   As a percentage of net revenues, our personnel costs decreased from 13.5% to 11.0%. Our selling, general and administrative costs, as a percentage of net revenues, decreased from 10.4% to 7.5%. We are very excited about these trends and the anticipated margin expansion available to us as we continue to execute our growth strategy.”

Mr. Crain continued, “As we look forward to the balance of our fiscal year ending June 30, 2011, we believe we remain well positioned to benefit from an improving economic environment and we are updating our prior guidance from $4.5 million on $158.0 million in annual revenues to $5.0 million in adjusted EBITDA on $165.0 million in annual revenues, or approximately $0.07 per basic and diluted share. This is before considering the impact of any future acquisitions or organic network expansion.  Looking forward, our strategy remains unchanged. From our current platform, we believe profitable growth can be best achieved by continuing to bring value to the agent-based forwarder community and continuing to execute our three-prong strategy of first, providing continuous improvement to our existing network participants in terms of technology, buy rates and enhanced service offerings; second,  building upon the success of our organic growth initiative by on-boarding additional agent stations; and third,  opportunistically pursuing acquisition opportunities, including strategic opportunities within the community of agent-based forwarders.”

Mr. Crain concluded, “Although we have seen some recent appreciation in our stock price, at approximately 7.0x this year’s projected earnings per share, our stock trades at a significant discount to our competitors. We would also like to remind investors that our free cashflow is generally higher than our net income because we have significant non-cash depreciation and amortization expenses flowing through our financial statements as a result of the mechanics of accounting for acquisitions and the fact that we have minimal maintenance capital expenditure requirements.”

Supplemental Pro Forma Information

We believe that supplemental disclosure of our adjusted EBITDA, or earnings before interest, taxes, depreciation and amortization adjusted for stock-based compensation, goodwill impairment and other non-cash costs is a useful measure for investors because it eliminates the effect of certain non-cash costs and provides an important metric for our business.  Adjusted EBITDA is a non-GAAP measure of income.  A reconciliation of adjusted EBITDA amounts to net income, the most directly comparable GAAP measure, for the three months ended September 30, 2010 and 2009 is shown below:

Historical Results

(Amounts in 000’s)	THREE MONTHS ENDED SEPTEMBER 30,
	2010	2009

Net income	$783	$116

Income tax expense	506	71
Interest expense – net	36	55
Depreciation and amortization	325	410

EBITDA	1,650	652
Share-based compensation and other non-cash charges	59	70

Adjusted EBITDA	$1,709	$722

This supplemental pro forma financial information is presented for informational purposes only and is not a substitute for the historical financial information presented in accordance with accounting principles generally accepted in the United States. A reconciliation of adjusted EBITDA amounts to net income, the most directly comparable GAAP measure, for the fiscal year ending June 30, 2011 is shown below:

Financial Outlook
(Amounts in 000’s)

	Outlook Fiscal Year Ended June 30, 2011	Actual Fiscal Year Ended June 30, 2010
Net income	$2,200	$1,959

Income tax expense	1,349	1,093
Interest expense – net	200	135
Depreciation and amortization	1,119	1,598

EBITDA	4,868	4,785

Stock-based compensation and other non-cash charges	132	315
Gain on extinguishment of debt	-	(135)
Business & Occupancy tax refund	-	(364)
Gain on litigation settlement	-	(355)

Adjusted EBITDA	$5,000	$4,246

Investor Conference Call

Radiant will host a conference call for shareholders and the investing community on Friday, November 12, 2010 at 4:00pm, ET to discuss the contents of the release. The call can be accessed by dialing (877) 407-8031, or (201) 689-8031 for international participants, and is expected to last approximately 30 minutes. Callers are requested to dial in 5 minutes before the start of the call. An audio replay will be available for one week after the teleconference by dialing (877) 660-6853, or (201) 612-7415 for international callers, and using account number 286 and conference ID number 360912. The call will also be webcast and may be accessed via Radiant’s web site at http://radiantdelivers.com or through www.InvestorCalendar.com.

About Radiant Logistics (OTC BB: RLGT)
Radiant Logistics (www.radiantdelivers.com) is a non-asset based logistics company providing domestic and international freight forwarding and related services through a network of approximately 70 company owned and exclusive agent offices across North America. Operating under the Airgroup, Adcom Worldwide and Radiant Logistics brands, the company services a diversified account base including manufacturers, distributors and retailers using a network of independent carriers and international agents positioned strategically around the world. For more information about Radiant Logistics, please contact Bohn Crain at (425) 943-4599.

This press release includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, regarding future operating performance, events, trends and plans. All statements other than statements of historical fact contained herein, including, without limitation, statements regarding our future financial position, business strategy, budgets, projected revenues and costs, and plans and objectives of management for future operations, are forward-looking statements.  Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expects,” “intends,” “plans,” “projects,” “estimates,” “anticipates,” or “believes” or the negative thereof or any variation thereon or similar terminology or expressions. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and assumptions about us that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause our actual results to differ from our expectations, include but are not limited to, our ability to: use our current infrastructure as a “platform” upon which we can build a profitable global transportation and supply chain management company; retain and build upon the relationships we have with our exclusive agency offices; continue the development of our back office infrastructure and transportation and accounting systems in a manner sufficient to service our expanding revenues and base of exclusive agency locations; continue growing our business and maintain historical or increased gross profit margins; locate suitable acquisition opportunities; secure the financing necessary to complete any acquisition opportunities we locate; assess and respond to competitive practices in the industries in which we compete, mitigate, to the best extent possible, our dependence on current management and certain of our larger exclusive agency locations; assess and respond to the impact of current and future laws and governmental regulations affecting the transportation industry in general and our operations in particular; as well as those risk factors disclosed in Item 1A of our Report on Form 10 K for the year ended June 30, 2010 other filings with the Securities and Exchange Commission and other public documents and press releases which can be found on our web-site (www.radiantdelivers.com). Readers are cautioned not to place undue reliance on our forward-looking statements, as they speak only as of the date made. Such statements are not guarantees of future performance or events and we undertake no obligation to disclose any revision to these forward-looking statements to reflect events or circumstances occurring after the date hereof.

RADIANT LOGISTICS, INC.
Consolidated Balance Sheets

	September 30,	June 30,
	2010	2010
ASSETS
Current assets -
Cash and cash equivalents	$900,219	$682,108
Accounts receivable, net of allowance of $600,118 and $626,401 respectively	23,770,163	21,442,023
Current portion of employee loan receivable	13,600	13,100
Current portion of station and other receivables	104,947	195,289
Prepaid expenses and other current assets	1,094,858	1,104,211
Deferred tax asset	373,791	402,428
Total current assets	26,257,578	23,839,159

Furniture and equipment, net	879,907	881,416

Acquired intangibles, net	1,774,374	2,019,757
Goodwill	1,011,310	982,788
Employee loan receivable, net of current portion	38,000	38,000
Station and other receivables, net of current portion	163,614	151,160
Investment in real estate	40,000	40,000
Deposits and other assets	183,134	153,116
Deferred tax asset – long term	253,099	106,023
Total long term assets	3,463,531	3,490,844
Total assets	$30,601,016	$28,211,419

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities -
Accounts payable and accrued transportation costs	$16,951,221	$16,004,814
Commissions payable	2,681,013	2,119,503
Other accrued costs	661,335	538,854
Income taxes payable	308,090	76,309
Due to former Adcom shareholder	555,977	603,205
Total current liabilities	21,157,636	19,342,685

Long term debt	7,741,719	7,641,021
Other long term liabilities	487,965	439,905
Total long term liabilities	8,229,684	8,080,926
Total liabilities	29,387,320	27,423,611

Stockholders' equity:
Preferred stock, $0.001 par value, 5,000,000 shares authorized; no shares issued or outstanding	-	-
Common stock, $0.001 par value, 50,000,000 shares authorized. Issued and outstanding: September 30, 2010 – 29,894,421; June 30, 2010 – 31,273,461	16,157	16,157
Additional paid-in capital	8,163,178	8,108,239
Treasury stock, at cost, 4,807,539 and 3,428,499 shares, respectively	(1,354,087)	(936,190)
Retained deficit	(5,684,003)	(6,466,946)
Total Radiant Logistics, Inc. stockholders’ equity	1,141,245	721,260
Non-controlling interest	72,451	66,548
Total stockholders’ equity	1,213,696	787,808
Total liabilities and stockholders’ equity	$30,601,016	$28,211,419

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RADIANT LOGISTICS, INC.
Consolidated Statements of Income (Operations)

	THREE MONTHS ENDED SEPTEMBER 30,
	2010	2009

Revenue	$46,361,057	$34,028,336
Cost of transportation	32,242,361	23,479,447
Net revenues	14,118,696	10,548,889

Agent commissions	9,832,460	7,455,206
Personnel costs	1,557,160	1,422,397
Selling, general and administrative expenses	1,063,282	1,096,273
Depreciation and amortization	325,258	409,781
Total operating expenses	12,778,160	10,383,657

Income from operations	1,340,536	165,232

Other income (expense):
Interest income	5,809	1,184
Interest expense	(42,242)	(56,508)
Other	26,286	98,309
Total other income (expense)	(10,147)	42,985

Income before income tax expense	1,330,389	208,217

Income tax expense	(505,543)	(71,127)

Net income	824,846	137,090

Less: Net income attributable to non- controlling interest	(41,903)	(21,040)

Net income attributable to Radiant Logistics, Inc.	$782,943	$116,050

Net income per common share – basic	$.03	$.00
Net income per common share – diluted	$.03	$.00

Weighted average shares outstanding:
Basic shares	30,471,061	33,367,940
Diluted shares	30,723,861	33,548,186

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RADIANT LOGISTICS, INC.
Reconciliation of EBITDA to Net Income and Net Cash Provided By Operating Activities
(UNAUDITED)

As used in this report, adjusted EBITDA means earnings before interest, income taxes, depreciation and amortization adjusted for stock-based compensation and other non-cash charges.  We believe that adjusted EBITDA, as presented, represents a useful method of assessing the performance of our operating activities, as it reflects our earnings trends without the impact of certain non-cash charges.  Adjusted EBITDA is also used by our creditors in assessing debt covenant compliance.  We understand that although securities analysts frequently use EBITDA in their evaluation of companies, it is not necessarily comparable to other similarly titled captions of other companies due to potential inconsistencies in the method of calculation.  EBITDA is not intended as an alternative to cash flow provided by operating activities as a measure of liquidity, as an alternative to net income as an indicator of our operating performance, nor as an alternative to any other measure of performance in conformity with accounting principles generally accepted in the United States of America.

The following is a reconciliation of adjusted EBITDA to both net income and cash flow provided by operating activities:

	THREE MONTHS ENDED SEPTEMBER 30,
	2010	2009
Adjusted EBITDA	$1,708,980	$721,865
Stock-based compensation and other non-cash charges	(58,803)	(69,583)
EBITDA	1,650,177	652,282

Depreciation and amortization	(325,258)	(409,781)
Interest expense, net	(36,433)	(55,324)
Income tax expense	(505,543)	(71,127)
Net income	782,943	116,050

ADJUSTMENTS TO RECONCILE NET INCOME TO NET CASH
PROVIDED BY (USED FOR) OPERATING ACTIVITIES:
Non-cash compensation expense (stock options)	54,939	54,207
Amortization of intangibles	245,383	308,324
Deferred income tax benefit	(118,439)	(60,063)
Depreciation and leasehold amortization	79,875	101,457
Change in non-controlling interest of subsidiary	41,903	21,040
Provision for doubtful accounts	(26,283)	105,413

CHANGE IN OPERATING ASSETS AND LIABILITIES:
Accounts receivable	(2,301,857)	(2,165,750)
Employee loan receivable	(500)	2,000
Station and other receivables	77,888	172,947
Prepaid expenses and other assets	(20,665)	(135,004)
Accounts payable & accrued transportation costs	946,407	821,616
Commissions payable	561,510	441,713
Other accrued costs	122,481	(209,450)
Other long-term liabilities	48,060	-
Income taxes payable	231,781	-
Income tax deposit	-	129,208
Total adjustments	(57,517)	(412,342)

Net cash provided by (used for) operating activities	$725,426	$(296,292)

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